MAXIMUS INC

HELPING GOVERNMENT SERVE THE PEOPLE®

2004 SUMMARY ANNUAL REPORT

simplicity

For the past 30 years, we've built our reputation
by helping governments serve their constituents.
In the process, we've evolved into a $600 million company.
Now, we've simplified our organization and refocused our priorities.
We're building our human resources, stepping up
our marketing efforts and increasing our responsiveness.

We've never been better prepared for the future.


REVENUE
(In millions)
$518.7
$558.3
$603.8
FY '02
FY '03
FY '04


DILUTED EPS
$1.73
$1.66
$1.76
FY '02
FY '03
FY '04


NET INCOME
(In millions)
$40.3
$35.3
$38.8
FY '02
FY '03
FY '04

FINANCIAL HIGHLIGHTS

	Year Ended September 30,		
(In thousands, except per share data and headcount)	2002	2003	**2004**
INCOME STATEMENT			
Revenue	$518,698	$558,283	**$603,774**
Income from operations	$ 64,339	$ 57,042	**$ 63,046**
Net income	$ 40,346	$ 35,346	**$ 38,774**
Diluted EPS	$ 1.73	$ 1.66	**$ 1.76**
BALANCE SHEET			
Cash, cash equivalents and marketable securities	$ 95,125	$117,512	**$139,254**
Working capital	$185,962	$201,320	**$229,514**
Total assets	$352,090	$415,020	**$464,747**
Total liabilities	$ 49,961	$ 81,743	**$ 91,199**
Total shareholders' equity	$302,129	$333,277	**$373,548**
SELECTED ADDITIONAL INFORMATION			
Net cash provided by operating activities	$ 58,364	$ 55,047	**$ 47,073**
Headcount at September 30	5,188	5,193	**5,151**

With 30 years of experience "Helping Government Serve the People®," MAXIMUS has approximately 5,200 employees who have dedicated their careers to public service and more than 220 offices in the United States, Canada and Australia. We have worked with each of the 50 states, the District of Columbia, Puerto Rico and the Virgin Islands; delivered a wide array of products and services to the federal government and served every major city and county in the U.S. The company has also supported more than 2,000 school districts, more than 80 airports and more than 300 courts, and provided services to more than 100 colleges and universities. The company is organized into three distinct business units: Consulting, Systems and Operations.

MAXIMUS AT-A-GLANCE

SELECTED SERVICES

CONSULTING

MAXIMUS helps governments overcome budget challenges and shortfalls, manage and allocate their resources more efficiently, improve the effectiveness of their services and programs, and secure technologies to complement their organizational needs.

- Revenue enhancement and management assistance for state and local agencies
- Financial analysis and related services for states and local governments to develop or improve programs for claiming federal funding available under the Medicaid, Title IV-E and other programs
- Cost allocation analysis, plans and systems; capital asset management and performance improvement; and government process re-engineering
- Systems development, integration and implementation services, and the creation of web portals for public sector agencies
- Financial analysis and related services for airports to maximize federal grants and develop revenue sources
- SchoolMAX™, a web-based, K-12, district-wide student information system

SYSTEMS

MAXIMUS develops and delivers an array of specialty software and services to support fleet and asset management, criminal justice needs and administrative and enterprise applications—providing system solutions that help governments save money and improve operations.

- Enterprise Resource Planning (ERP) software implementation services for government, schools and universities, and not-for-profit entities
- Asset management technology and consulting solutions for transportation assets, facilities and fuel resources for government and private sector clients
- Smart cards for homeland security, health, transportation, education and banking
- Infrastructure security services, including both physical and cyber enterprise security and information assurance
- Health care systems' design, development, implementation and support services including life-cycle systems development and web-based systems
- Justice software solutions to improve the management and operations of courts (CourtView®), juries (JuryView™), jails (JailView™) and county recorder's offices (RecordView®)
- Child care and other human services applications based on our MAXSTAR2™ Enterprise Framework Solution that is J2EE® compliant and offers extensive Internet capabilities and cost savings potential

OPERATIONS

Through Operations, MAXIMUS provides complete program management services in the health and human services arena to government at all levels. Ultimately, these services are targeted to helping individuals and families improve their lives.

- Health care enrollment services including community outreach and education, eligibility determination, payment processing and physician profiling
- Public access to information on practicing physicians
- Comprehensive eligibility and enrollment automated systems
- Workforce-centered services such as skills assessment, job training and placement services in the U.S. and Australia
- Child care administration services such as eligibility determination, provider payment processing and call center operations
- Correctional management services including correctional programs for courts, community correction agencies and departments of corrections
- Child support enforcement operations in the United States and Canada including intake services for individuals seeking child support and assistance in establishing paternity and services that improve collection efforts
- Program management services for federal agencies for programs such as disability, vocational rehabilitation and substance abuse, and justice program administration and support

OUTCOMES AND ACCOMPLISHMENTS	REPRESENTATIVE CONTRACTS
• MAXIMUS has identified and secured $4 billion in additional federal funding for states and helped local governments develop strategies to increase user fee revenues and identify hundreds of millions of dollars in unintended user fee subsidies • Conducted and implemented a full operations and case review to help Pennsylvania develop best practices, protecting over $600 million in federal money • Prepared financial feasibility reports supporting more than $5 billion in bonds for client airports • Pioneered computerized cost allocation services for state and local governments	• MAXIMUS has provided implementation support for Medicaid, child support and eligibility systems in more than 30 states • Provides business process consulting services, eligibility, best practices compliance and accountability systems for more than a dozen states • Identifies additional federal funding available to dozens of states, major counties and large cities • Provides cost allocation services to almost every state that outsources this function, including virtually all of the largest cities and counties in the U.S. • MAXIMUS has provided assistance to more than 2,000 school districts nationwide to use Medicaid billing to fund services and support • SchoolMAX™ installed in districts in more than a dozen states
• MAXIMUS applications are used on more than 500,000 military ID cards today and will reside on more than four million cards in the future • Manage fleets or facilities in 46 of the 50 states, Canada, Europe and the Middle East • Provide capital asset management services to thousands of customers throughout North America and Europe • System integrator for the first state and university system-wide ERP deployment in ND • Developed the first Internet-based Medicaid managed-care information system for UT • More than 325 product implementations of MAXIMUS justice product lines in 10 states	• MAXIMUS provides asset management systems to 21 of the 30 largest cities including four of the top five U.S. cities • Assists fleets or facilities of state agencies in half of the states and provides fleet management services to some of the largest transit systems in the U.S. • MAXIMUS web-based court and justice solutions employed by more than 325 court sites in 10 states • MAXIMUS provides smart card services to the Army, Navy, Air Force and Department of State; EBT/ESD services to over 40 states; ERP solutions to such clients as OK and ND; the North Dakota University System and Cambridge, MA; and health care systems' design, development, implementation and support services to Medicaid agencies in 12 states
• Through MAXIMUS, seven million individuals and families receive some form of public support or assistance • MAXIMUS collects approximately $250 million dollars in child support for children and families each year • MAXIMUS has successfully transitioned 200,000 individuals from welfare dependence to gainful employment • Over the past 12 months, MAXIMUS has processed more than $110 million in child care payments, and saved GA an average of $1 million per month in erroneous child care payments • Since 1996, MAXIMUS has enrolled 22 million Medicaid recipients in managed care; handled 38 million calls; made 800,000 SCHIP eligibility determinations; mailed 11 million enrollment packets; and collected $63 million in SCHIP premium payments	• Provides child support enforcement programs in more than 40 states • Offers welfare-to-work services in more than 20 states and counties nationwide • Services for people with disabilities throughout the United States and its territories • Medicaid managed care enrollment programs in several states including CA, MA, NY and TX and Children's Health Insurance Program enrollments in CA, IA, KS and MI • Correctional service contracts with more than 160 courts and correctional agencies

Dear Shareholder:

In my new role as Chief Executive Officer, I am pleased to report to you on the progress at MAXIMUS. When I joined the company in 1991, our revenue was approximately $33 million. For fiscal 2004, our revenue exceeded $600 million. Along with this growth, we have experienced growth challenges over the past few years, which we have worked diligently to improve in fiscal 2004.

While we generated both revenue and earnings growth, and made strides to improve our business for the long term during the past year, our fiscal 2004 financial performance was mixed, with some of our businesses performing well and others not performing to expectations. Building on the initiatives put in place in fiscal 2004 and since my appointment as CEO, we have taken additional steps to improve performance across our practice areas. Most importantly, we have renewed our focus on our core services and clearly defined our priorities going forward.

MAXIMUS has a proud history of working with governments to improve the services they deliver to their constituents. Thirty years ago, Dr. David Mastran founded this Company to fulfill the mission of "Helping Government Serve the People®." Since then, MAXIMUS has responded to the changing needs of government at every level, working with every state government in the U.S., with counties and municipalities throughout the nation, and in the federal sector on a broad array of programs. With his retirement in September 2004, David leaves an extraordinary legacy. We thank him for that and wish him well.

Financial Highlights

For the fiscal year ended September 30, 2004, revenue increased 8% over the prior year to $603.8 million. Net income grew 10% to $38.8 million, or $1.76 per diluted share. We generated strong cash from operations of $47.1 million and ended the fiscal year with cash, cash equivalents and marketable securities of $139.3 million.

The Operations Segment, which includes Health and Human Services program operations, performed well. Fiscal 2004 revenue from the Operations Segment totaled $361.4 million, up 12% from the prior year. Revenue and operating income from Health Services, which contributed $207.5 million of revenue, drove growth in the Operations Segment.

Our Consulting and Systems Segments did not perform as expected. Softness in certain underperforming practices offset otherwise respectable results in both segments. Revenue for the Consulting Segment totaled $103.3 million in fiscal 2004 compared to $102.6 million for fiscal 2003. In Consulting, we saw an increased contribution from our Education areas, which helped offset revenue and operating income declines from Revenue Services. For the Systems Segment, revenue was $139.1 million compared to $133.4 million in fiscal 2003, largely as a result of solid performance in the areas of Asset Solutions, ERP and Enterprise Services, but offset by lowered contributions from Technology Support.

Contract wins for fiscal 2004 totaled $437 million compared to $992 million last year, which included the $418 million California Healthy Families contract. New contracts pending at fiscal year end totaled $407 million, compared to $95 million for fiscal 2003. That includes a $268 million 10-year contract with British Columbia to provide health benefit operations administrative services. Backlog, as of September 30, 2004, increased approximately $140 million over the prior fiscal year and totaled $1.2 billion versus $1.06 billion at September 30, 2003.

A Clear Set of Priorities

At the end of fiscal 2004 we put in place a new, simplified organizational structure along our major types of offerings: Consulting, Systems and Operations. We believe this approach aligns the Company to best serve its customer base, drive future performance and serve as our platform for 2005 and beyond. We are also focused on improving business unit profitability and rationalizing smaller practices.

As we continue to target larger opportunities in several core service offerings, we can no longer be all things to all people. We must focus on key opportunities and maximize performance. Toward these ends, in the second half of fiscal 2004, we shed three smaller non-core practices. We stabilized certain businesses such as Asset Services and Technology Support in the Systems Segment and Educational Systems in the Consulting Segment. We also returned our Australia operations to profitability within the Operations Segment, and we instituted a comprehensive cost reduction program across all our business units.

For fiscal 2005, I have six major priorities that we are keenly focused on and against which we expect to measure our fiscal 2005 progress:

- *A Stable and Strong Organization and Management Team.* Over the past six months, we have given substantial consideration to how our business is organized. We determined that we have been most successful as a firm when we are organized around our three major types of services—namely, Consulting, Systems and Operations. Our business is simplest to run and our synergies are greatest when we are structured around these three major offerings. Each one of these areas requires a different set of skills, people resources, products, contracting and pricing practices, and services and each one poses a unique set of management and control challenges. This structure enables us to manage more effectively, serve our



Lynn P. Davenport

customers better and operate more efficiently. In support of this reorganization, we made some key new hires in fiscal 2004 to put the best people in critical positions within this new structure.

- *Service Quality.* The ability to deliver quality services is a key differentiator in winning new opportunities in today's competitive landscape. We recognize that service quality must continue to distinguish us from the competition. We are making significant enhancements to our quality monitoring system to help highlight and resolve problems more quickly and efficiently. I believe a better quality control monitoring system will facilitate improved processes as well as consistency of quality across the Company. As part of this initiative, we have established a new quality control function reporting directly to me.
- *Better Business Unit Profitability.* We have gone through an intensive process of identifying the business units that do not generate sufficient profit. In response, we have cut costs, reduced staff, assigned quality improvement teams and, in some cases, closed practices. Already, we have seen improvements and stabilized performance in some of these areas—including our Australian Operations, Asset Services and Technology Support—and we have identified key areas for improvement in 2005. As part of this process, we will continue to scrutinize all our businesses, taking action whenever it is necessary. Overall, our aim is to ensure that we are helping our units get the most out of their businesses.
- *Disciplined Cost Management.* During the last two months of fiscal 2004, we undertook a thorough review of costs across all of our units, and we now have a comprehensive cost reduction effort in place. During September and October 2004, we completed the first phase of a major cost reduction initiative, reducing home office, Consulting and Systems personnel by 8%. We expect to see the savings impact of these measures in fiscal 2005, and we will continue to shed costs that are not deemed critical to the growth of the business.
- *Focus.* In the past, we have had too many small businesses with a wide range of performance results. These businesses require management attention and resources, and this has made it difficult to achieve our revenue and profit goals. Looking ahead, we expect to have a far more focused business and a much clearer set of priorities. Focus is about expanding and eliminating. We will expand in areas where we see future growth potential and eliminate smaller practice areas where we see little growth or profit potential. Specifically, we are concentrating our efforts on certain large outsourcing and technology opportunities that exist today. We want to recharge our Consulting practices and reinvigorate our Systems practice by getting the team focused on outside selling opportunities. Above all, we are focusing on our core strengths in the areas of Consulting, Systems and Operations.
- *Continued Growth.* Strategically, we want to grow in those areas that offer the greatest opportunities. In order to grow, we must market effectively and invest wisely. We intend to concentrate our sales and marketing efforts so that we are more competitive, and we intend to promote more cross-selling across our units. We are also making major investments in several new technical products to keep us at the forefront of the eligibility and outsourcing markets and the education market. We will also review strategic acquisition opportunities very selectively. We expect these efforts, combined with our emphasis on cost management, continued improvement in weaker businesses and focus on core opportunities, will help drive revenue and profit growth in fiscal 2005.

Looking Ahead

We are better prepared for the future than we have ever been. We have been through the first phases of the necessary, sometimes difficult, process of reshaping our organization and setting our priorities. Our backlog remains robust and our pipeline remains healthy with many new opportunities in all stages of development. Our healthy balance sheet gives us the flexibility to pursue new, larger opportunities as well as strategic acquisitions that complement our current business. We will continue to push forward with the key priorities I have outlined in this letter. We will be relentless in managing underperforming businesses as we continue to target core opportunities.

At MAXIMUS, we are very good at what we do, and that gives us a tremendous foundation on which to build our future. The challenge is to focus our skills and experience on those areas where we can have the greatest impact. We have already begun to meet that challenge. I believe substantial opportunities lie ahead and I am pleased to lead MAXIMUS as we take the Company forward. I look forward to keeping you apprised of our progress.



Lynn P. Davenport
Chief Executive Officer and Director



MAXIMUS offers sophisticated software solutions to help public and private entities manage their assets, including a family of products for fleet management, fuel management, facilities maintenance and asset valuation services. In fact, MAXIMUS is the industry's leading provider of fleet management software. More than 450 organizations use MAXIMUS products to manage their vehicle fleets, including 23 states, 37 of the nation's largest cities and 28 of the 50 largest utilities in the U.S. MAXIMUS also works with clients to design, configure, install, maintain and support their software solutions, which ultimately reduces operating and capital expenditures.

we're making things more efficient

MAXIMUS Fleet Management software, FleetFocus™, is much more than a maintenance application. FleetFocus is a comprehensive solution that helps customers manage maintenance and operating costs. It can be used to inventory parts, manage repairs, track labor, monitor accidents and repair-related incidents, manage and track fuel consumption, oversee preventive maintenance and track warranty claims. The Company has helped a wide range of clients—utilities and transit authorities; city, state and federal government accounts; and private clients such as major airlines and rental car firms—manage their fleets and operate more efficiently. In all, the MAXIMUS FleetFocus solutions track more than four million vehicles around the world.

As an example, in only 10 months, MAXIMUS set up and installed a software-based vehicle maintenance, analysis and reporting system for The Department of Fleet Management Services for the city of Chicago. It was no small job. Fleet Management Services operates 14 maintenance facilities that serve 37 city departments encompassing almost 12,000 vehicles and related equipment. Chicago needed a solution that was capable of generating consolidated data and reports using information for all city departments serviced. The Chicago project presented other challenges including: the need to mesh with the city's own client-server system, which uses an Oracle® database and Windows workstations; the lack of suitable network connectivity to outlying maintenance facilities; and the need to train hundreds of city employees in a new system that incorporates handheld devices for remote data entry.

To complete the project, MAXIMUS put a project manager on-site for the entire implementation period, and the MAXIMUS team worked closely with the city's own project team to get the job done. Given the project's scope and complexity, weekly status meetings were crucial to the success of the project. MAXIMUS completed a three-tiered software implementation that worked with Chicago's existing system, addressed the network connectivity issues and organized training sessions to bring city employees up to speed—all within the 10-month time frame.

As a result, Chicago is now able to:

- manage costs and inventory more efficiently,
- track labor, parts and accident damage costs across all city departments so they can budget more effectively and identify cost-cutting opportunities, and
- forecast preventive maintenance tasks to improve vehicle performance and extend the life cycles of existing equipment.

The expanded database incorporates detailed information on every vehicle in the fleet, so they have control of their inventory. MAXIMUS also incorporated warranty program management, an employee productivity analysis, a shop and shift productivity analysis and an ad hoc reporting capability—all of which dramatically improve the city of Chicago's ability to manage its fleet operations.



Welfare and public assistance programs have been through significant change during the past five years as a result of Welfare Reform legislation first enacted at the federal level in 1998. Child welfare agencies, once charged primarily with implementing public assistance programs such as child care, child support and food stamps, have taken on a whole new set of responsibilities including job placement, training and health-related programs. Through its child welfare division, MAXIMUS helps child welfare agencies at every level comply with federal laws, reshape their organizations to respond to federal mandates and, in the process, increase their ability to serve children and families.

we're helping to improve services

In 2004, MAXIMUS began a comprehensive needs assessment of the Franklin County Department of Job and Family Services (FCDJFS) in Franklin County, Ohio. Funded by state, federal and county dollars, the agency is responsible for basic financial, medical and social service programs. The overarching purpose of those programs: to make sure that no one goes without the basic essentials of food, clothing, shelter, medical care and life-sustaining services. FCDJFS also provides education and training for public assistance customers as well as job placement services through neighborhood-based community opportunity centers.

FCDJFS has also gone through a number of dramatic shifts during the past five years. The first came with the shift from a welfare and public assistance model to a welfare-to-work focus. The agency began outsourcing many of its new job placement programs, training and employment functions and added its five community-based locations. In addition, FCDJFS adopted a "total case management" approach to improve its service levels. Individual clients no longer had to go from desk to desk to receive child care assistance or housing assistance. Recipients worked with a single caseworker, a "total" case manager who handled every aspect of their case. This approach can improve service, but in Franklin County, the level of caseworker training had not kept pace with the added responsibilities. As caseloads increased, the problem snowballed and FCDJFS faced high turnover among overburdened caseworkers and difficulty finding new ones. In addition, the agency was seeking ways to manage its outsourced services better.

In August 2004, Franklin County hired MAXIMUS for a business process redesign to address some of these issues. The goals: to improve service delivery, to review the organization structure and to evaluate the community-based locations. The depth of the Company's experience in child welfare and business process redesign makes MAXIMUS uniquely qualified to undertake such a program. The business redesign process involves focus groups and one-on-one interviews with the agency's staff and clients to determine exactly what needs focus. MAXIMUS has the advantage of more than 20 years' experience working with welfare agencies. With that experience comes a genuine understanding of the issues involved. When a MAXIMUS interviewer sits down with a caseworker, they speak the same language. As a result, the MAXIMUS team was able to zero in on the challenges and provide appropriate solutions quickly.

Within two months MAXIMUS submitted its recommendations, many of which were cost-neutral. They included changing the organizational structure of the FCDJFS, implementing staff training, developing a recruitment and retention plan, and establishing a new quality assurance component to help the agency manage outsourcing contracts more effectively. Lastly, MAXIMUS suggested building on existing relationships with community partners to enhance the community's capacity to work with the agency. Once implemented, these changes will add up to better services for the children and families of Franklin County.



The federal government has a variety of tax incentives in place to encourage businesses to hire the disadvantaged and to play a role in revitalizing low-income neighborhoods. These include the Work Opportunity Tax Credit (WOTC), Welfare-to-Work (WtW) credit and location-based credits tied to enterprise and empowerment zones. But it can be difficult for businesses to navigate the system and earn their credits. Through Tax Credit Services, MAXIMUS makes it easier for businesses to comply with eligibility *requirements so they can receive the tax credits they've earned and, in the process, promotes the objectives of the legislation—* that is, creating opportunities for the underemployed and promoting investments in the country's enterprise zones.

we're bringing policies to life

Through Tax Credit Services, MAXIMUS combines very practical services with non-traditional resources to help companies claim millions of dollars in tax credits based on who they hire and where they locate.

Work Opportunity Tax Credit (WOTC) legislation extends tax credits of up to $2,400 per eligible new employee to businesses that hire the hard-to-employ, including long-term welfare recipients, high-risk youth, supplemental security income recipients, veterans and the disabled. In order to receive these tax credits, employers must prove that eligibility was considered as part of the job application process and fill out the required paper-work within 21 days of an employee's start date.

Through Tax Credit Services, MAXIMUS works with its clients, including numerous Fortune 100 and Fortune 500 companies, to help them claim these tax credits. And, because MAXIMUS has extensive experience working with governments, Tax Credit Services can follow up with government offices to ensure a high percentage of tax credit approvals.

But MAXIMUS takes the process a step further through its exclusive Outreach Recruitment Program. MAXIMUS facilitates "outreach" to the unemployed by matching qualified applicants to a company's job openings. The only organization in the country with an outreach program of this nature, MAXIMUS has created an up-to-date database of more than 40,000 non-traditional employment services—an invaluable resource for recruiting and employing the hard-to-employ. When a job becomes available through Outreach, MAXIMUS can automatically fax or email notices to these resources. The Outreach program not only helps companies with their recruitment needs but also advances the intent of the social legislation by encouraging companies to hire from the population the government has targeted as hard to employ.

Hiring is just one component of Tax Credit Services. Tax benefits are also available for locating, creating jobs and hiring in federal enterprise and empowerment zones, as well as locally designated economical development incentive zones, to encourage capital investment and job creation—from Empire Zones in New York to Rural Enterprise Zones in Colorado to Urban Renaissance Zones in Michigan.

MAXIMUS does research for client companies to help them find locations that provide the opportunity for tax savings. In 1992, MAXIMUS created a database that is unique to the industry. It provides access to information on every incentive zone in the U.S. Using this database, MAXIMUS can help client companies identify advantageous locations and then handle the entire process from application through routine reporting.

Since the inception of the tax credit practice, MAXIMUS has assisted hundreds of companies in administering federal, state and local tax credit programs and economic development incentives, realizing benefits for client companies in excess of tens of millions of dollars annually.



It's not unusual for MAXIMUS to find that one project for a city, state or county leads to another. Or to start with a small contract and move on to a larger one. That's how MAXIMUS built its reputation—by doing one project well, and then another. And another. By building longstanding relationships, MAXIMUS can apply the knowledge and experience it gains from one project to the next, adding value in the process. Such is the case with MAXIMUS in New York, where the scope of the project's health services contracts has expanded with the region's needs, now encompassing three contracts and serving seven local and state government entities.

we're simplifying health care

MAXIMUS operates an array of health-related programs across the country. In 1998, MAXIMUS was hired to provide education and enrollment services for New York Medicaid CHOICE, one of the largest and most complex Medicaid managed care programs in the country. Under contract with the New York State Health Department, MAXIMUS initially provided services to about 1.4 million Medicaid beneficiaries in New York City, and then expanded its contract with the state in 2000, to include Nassau and Suffolk counties and special health care populations. In 2001, MAXIMUS received the National Health Information Gold Award for the project's communication materials, which are produced in over 10 languages. To date, MAXIMUS has responded to over four million phone calls from consumers and has worked to educate consumers about more than 25 health plan options so they can find the best health care plan for their families. By working collaboratively with the community and with its government clients, MAXIMUS has processed over 2.6 million enrollment transactions and has maintained a high voluntary conversion rate in New York City's highly diverse and complex environment.

In November 2001, the New York State Department of Health hired MAXIMUS to develop The New York Physician Profile—an easy-to-access informational program that can help area consumers choose a doctor or learn more about their current doctors. MAXIMUS is a leader in setting up such physician profile programs and in June 2004, the New Jersey Department of Consumer Affairs selected MAXIMUS to set up the state's New Jersey Health Care Profile. Working in New Jersey and New York, the project team developed profiles of 108,000 physicians and podiatrists by surveying medical providers and tapping available databases. Consumers can access the information via the profile call center and web site. To date, the site has received over 2.5 million hits.

The Company's experience with the Physician Profile program led directly to its involvement with The Physician Photo ID program in 2004. As part of its disaster preparedness plan, the New York State Department of Health recognized the need for an official identification program for physicians who respond in crisis situations—so that hospitals, medical staff, police and firefighters, and other first responders can readily confirm their legitimacy. MAXIMUS played a key role in the development of a quick and innovative plan. Using its Physician Profile database to contact area physicians, MAXIMUS worked with the State Education Department to identify registered physicians and with the Department of Motor Vehicles to tie driver's license information into the physician's profiling database, creating the new physician ID cards from existing data and photographs. The plan was both cost-effective and efficient.

With each of these projects, MAXIMUS is managing high visibility programs that have an impact on millions of people. These are the kinds of programs that are carefully monitored by government, advocacy groups and health care providers. The Company's ability to successfully execute such projects is a testament to our expertise and reliability—which is the very reason why MAXIMUS clients come back again and again.

MAXIMUS, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	September 30, 2003	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$117,372	**$ 91,854**
Marketable securities	140	**47,400**
Restricted cash	3,653	**1,379**
Accounts receivable—billed, net	114,992	**111,834**
Accounts receivable—unbilled	29,142	**42,280**
Deferred income taxes	3,410	—
Prepaid expenses and other current assets	7,063	**9,673**
Total current assets	275,772	**304,420**
Property and equipment, net	26,217	**25,693**
Software development costs, net	14,683	**18,251**
Deferred contract costs, net	7,283	**15,475**
Goodwill	81,757	**84,886**
Intangible assets, net	7,212	**9,807**
Other assets	2,096	**6,215**
Total assets	$415,020	**$464,747**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,578	**$ 27,476**
Accrued compensation and benefits	23,219	**21,224**
Deferred revenue	22,356	**21,195**
Income taxes payable	2,837	—
Deferred income taxes	—	**1,930**
Current portion of capital lease obligations	809	**1,649**
Other accrued liabilities	3,653	**1,432**
Total current liabilities	74,452	**74,906**
Capital lease obligations, less current portion	3,821	**5,108**
Deferred income taxes	2,745	**10,766**
Other long-term liabilities	725	**419**
Total liabilities	81,743	**91,199**
Shareholders' equity:		
Common stock, no par value; 60,000,000 shares authorized; 21,200,197 and 21,319,847 shares issued and outstanding at September 30, 2003 and 2004, at stated amount, respectively	146,219	**147,966**
Accumulated other comprehensive loss	(95)	**(345)**
Retained earnings	187,153	**225,927**
Total shareholders' equity	333,277	**373,548**
Total liabilities and shareholders' equity	$415,020	**$464,747**

These financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 10, 2004.

MAXIMUS, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	Year Ended September 30, 2002	2003	**2004**
Revenue	$518,698	$558,283	**$603,774**
Cost of revenue	357,036	391,707	**427,207**
Gross profit	161,662	166,576	**176,567**
Selling, general and administrative expenses	97,323	109,534	**113,521**
Income from operations	64,339	57,042	**63,046**
Interest and other income, net	3,100	1,381	**1,044**
Income before income taxes	67,439	58,423	**64,090**
Provision for income taxes	27,093	23,077	**25,316**
Net income	$ 40,346	$ 35,346	**$ 38,774**
Earnings per share:			
Basic	$ 1.78	$ 1.68	**$ 1.80**
Diluted	$ 1.73	$ 1.66	**$ 1.76**
Weighted average shares outstanding:			
Basic	22,675	20,999	**21,589**
Diluted	23,287	21,335	**22,014**

These financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 10, 2004.

MAXIMUS, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended September 30, 2002	2003	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 40,346	$ 35,346	**$ 38,774**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,653	6,249	**7,040**
Amortization	3,631	4,981	**6,110**
Deferred income taxes	2,661	(2,310)	**13,361**
Non-cash equity based compensation	342	939	**1,036**
Tax benefit due to option exercises	1,829	1,756	**3,885**
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable—billed, net	12,792	(8,354)	**3,158**
Accounts receivable—unbilled	(4,666)	(1,176)	**(13,138)**
Prepaid expenses and other current assets	(489)	(355)	**(2,366)**
Deferred contract costs	—	(3,051)	**(4,866)**
Other assets	217	59	**(4,752)**
Accounts payable	(2,515)	9,965	**5,866**
Accrued compensation and benefits	252	2,631	**(1,995)**
Deferred revenue	(208)	9,004	**(1,950)**
Income taxes payable	1,111	512	**(2,837)**
Other liabilities	(592)	(1,149)	**(253)**
Net cash provided by operating activities	58,364	55,047	**47,073**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of businesses, net of cash acquired	(23,706)	(14,715)	**(6,605)**
Purchases of property and equipment	(7,850)	(6,825)	**(6,476)**
Capitalized software costs	(5,063)	(4,359)	**(8,078)**
Decrease (increase) in marketable securities	1,093	(34)	**(47,300)**
Other	114	222	**239**
Net cash used in investing activities	(35,412)	(25,711)	**(68,220)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Employee stock transactions	8,998	15,170	**22,482**
Repurchases of common stock	(50,842)	(21,944)	**(25,656)**
Payments on capital lease obligations	(251)	(155)	**(1,197)**
Net cash used in financing activities	(42,095)	(6,929)	**(4,371)**
Net (decrease) increase in cash and cash equivalents	(19,143)	22,407	**(25,518)**
Cash and cash equivalents, beginning of period	114,108	94,965	**117,372**
Cash and cash equivalents, end of period	$ 94,965	$117,372	**$ 91,854**

These financial statements should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 10, 2004.

CORPORATE INFORMATION

HEADQUARTERS
MAXIMUS, Inc.
11419 Sunset Hills Road
Reston, Virginia 20190
703.251.8500
www.maximus.com

COMMON STOCK
New York Stock Exchange: MMS

MMS
LISTED
NYSE.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22101
703.747.1000

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
212.936.5100

ANNUAL MEETING
The 2005 annual meeting of MAXIMUS shareholders will take place:
March 22, 2005 at 11:00 a.m. (Eastern time)
MAXIMUS Corporate Office
11419 Sunset Hills Road
Reston, Virginia 20190

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis of financial condition and results of operations can be found in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 10, 2004. Our Annual Report on Form 10-K can be accessed through our website at www.maximus.com or copies can be obtained, without charge, by contracting the Investor Relations Department at MAXIMUS, Inc. at 703.251.8500. Our Annual Report on Form 10-K has been mailed to beneficial owners of our stock as of January 21, 2005, together with this Summary Annual Report.

DIRECTORS

Peter B. Pond
Chairman of the Board

Lynn P. Davenport
Chief Executive Officer, Director

Russell A. Beliveau
Director

John J. Haley
Director

Paul R. Lederer
Director

Raymond B. Ruddy
Director

Marilyn R. Seymann
Director

James R. Thompson, Jr.
Director

Wellington E. Webb
Director

CERTIFICATIONS
Our chief executive officer and chief financial officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission regarding the quality of our public disclosure as exhibits to our Annual Report on Form 10-K. In addition, our chief executive officer annually certifies to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards. This certification was submitted, without qualification, as required after the 2004 annual meeting of MAXIMUS shareholders.

FORWARD-LOOKING STATEMENTS
This Summary Annual Report contains forward-looking statements, including statements about our confidence and strategies and our expectations about revenue, result of operations, profitability, current and future contracts, market opportunities, market demand or acceptance of our products and services. Any statements contained in this Summary Annual Report to shareholders which are not statements of historical fact may be forward-looking statements. The words "could," "estimate," future," intend," "may," "opportunity," "potential," "project," "will," "believes," "anticipates," "plans," "expect," and similar expressions are intended to identify forward-looking statements. Our actual results may differ materially from those indicated by such forward-looking statements because of a number of risks, uncertainties and other factors. Examples of these risks, uncertainties and other factors include reliance on government clients, risks associated with government contracting, risks involved in managing government projects, political developments and legal, economic, and other risks detailed in Exhibit 99.1 to our Annual Report on Form 10-K.

MAXIMUS
HELPING GOVERNMENT SERVE THE PEOPLE®

11419 Sunset Hills Road
Reston, Virginia 20190
703.251.8500
www.maximus.com